NEWS RELEASE

November 18, 2020	Release 15-2020

WESTERN COPPER AND GOLD ANNOUNCES OVER-NIGHT MARKETED PUBLIC OFFERING

VANCOUVER, B.C. Western Copper and Gold Corporation ("Western" or the "Company) (TSX: WRN) (NYSE American: WRN) has today filed a preliminary prospectus supplement in connection with an over-night marketed public offering (the "Offering") of common shares of the Company (the "Common Shares"). The definitive price shall be determined in the context of the market and the size of the Offering is not to be less than $20,000,000. It is expected that Cormark Securities Inc. (the "Lead Underwriter") and a syndicate of underwriters (collectively the "Underwriters") will enter into a definitive underwriting agreement with the Company on the successful marketing of the Offering. The Company has granted the Underwriters an over-allotment option to purchase up to that number of additional Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The proceeds from the sale of the Common Shares will be used for to fund its exploration, engineering and permitting activities and for general working capital purposes.

The Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-241689) (the "Registration Statement"). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the United States Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC's website at www.sec.gov. Alternatively, the Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) and the United States Prospectus Supplement (together with the related United States Base Shelf Prospectus and the Registration Statement) may be obtained, when available, upon request by contacting the Company or Cormark Securities Inc. Royal Bank Plaza, North Tower, Suite 1800, Bay Street, Toronto, Ontario M5J 2J2.

Closing is expected on or about November 24, 2020 and is subject to regulatory approval including that of the Toronto Stock Exchange and NYSE American.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

TSX: WRN
NYSE American: WRN

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the Offering and the use of proceeds therefrom, anticipated developments in Western's operations in future periods and other matters that may occur in the future. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the Offering; the anticipated closing of the Offering; potential exercise by the Underwriters of their over-allotment option; the anticipated use of proceeds and other future plans; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; the Company will be able to raise additional capital as necessary; the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.